

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Via E-mail
Mr. Michael D. Parrish
Environmental Infrastructure Holdings Corp.
Four Tower Bridge
200 Barr Harbor Drive, Ste 400
West Conshohocken, PA 19428

      Re: **Environmental Infrastructure Holdings Corp.**
              Form 10-K/A for the fiscal year ending December 31, 2010
              Filed May 4, 2011
              Form 10-Q for the quarterly period ended March 31, 2011
              Filed May 23, 2011
              File No. 333-71748

Dear Mr. Parrish:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ John Cash

                                John Cash
                                Accounting Branch Chief